Exhibit 11

HemaCare Corporation
Basic and Diluted Net Income (Loss) per Share

	Years ended December 31,
	2005	2004	2003
BASIC
Weighted average common shares used to compute basic earnings per share	8,121,000	7,831,000	7,753,000
Net income (loss)	$1,655,000	$1,545,000	$(4,679,000)
Basic net income (loss) per share	$0.20	$0.20	$(0.60)
DILUTED
Weighted average common shares used to compute basic earnings per share	8,121,000	7,831,000	7,753,000
Dilutive common equivalent shares attributable to stock options (based on average market price)	573,000	320,000	—
Dilutive common equivalent shares attributable to warrants (based on average market price)	153,000	86,000	—
Weighted average common shares and equivalents used to compute diluted earnings per share	8,847,000	8,237,000	7,753,000
Net income (loss)	$1,655,000	$1,545,000	$(4,679,000)
Diluted net income (loss) per share	$0.19	$0.19	$(0.60)